FORM N-SAR
SEMI-ANNUAL REPORT
FOR REGISTERED INVESTMENT COMPANIES
          Registrant Name     TURNER FUNDS

          File Number                   811-7527

          Registrant CIK Number:        0001006783


77. L)	At the March 15, 2005 special meeting of
the Turner Fund's Board of Trustees, the
Trustees approved a proposal to revise the calculation methodology for accruing the performance fees of the Turner Technology, Concentrated Growth and New Enterprise Funds.
The advisory fee for these Funds is comprised of a base fee and a performance adjustment that increases or decreases the total fee depending upon the performance of the Fund relative to each Fund's respective performance benchmark. Effective April 1,
2005, the Fund's base fee (1.10% for all Funds) is accrued daily and paid monthly, based on the Fund's average net assets during the current month. Prior to April 1, 2005, the Fund's advisory fee was accrued daily based on the lowest advisory fee rate (0.70% for all Funds) and adjusted at month-end for relative performance.